U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

Monitoring ASA Post-Merk Management The dashboard below monitors key ASA metrics since the Board assumed responsibility for ASA's management on July 1, 2026. The Board members overseeing ASA have no precious metals mining expertise. The benchmark shown as GDMNTR is the index underlying GDX, the gold mining ETF. Data source: Bloomberg. Check back for periodic updates. Updates Ongoing developments related to ASA's governance and shareholder rights. HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES Invest with Merk*

August 5, 2026 - Gold Diggers Without Mining Expertise: ASA ASA's portfolio is coasting. The discount is not. 📎 Read Mr. Merk's Analysis July 16, 2026 - Unlock Gold Mining Value in ASA Saba Campaigned on ASA's Discount — But Hasn't Delivered 📎 Read Mr. Merk's Analysis

July 1, 2026 - Axel Merk calls on SEC to intervene at ASA Gold and Precious Metals Limited as Saba- controlled Board terminates advisory agreement ASA Board, with no precious metals mining experience, takes control of fund management 📎 Read Mr. Merk's Press Release June 11, 2026 - US Supreme Court rules against private suits brought under key securities law On June 11, 2026, The Supreme Court reversed a lower court's ruling that let hedge fund Saba Capital Master Fund sue under the Investment Company Act of 1940 to void fund bylaws restricting the voting power of activist shareholders. Justice Amy Coney Barrett, who authored the ruling, wrote that the Investment Company Act does not authorize private parties to bring suits seeking the rescission of bylaws or other contractual terms. The ruling might impact the ability of activist investors to sue against shareholder rights plans (poison pills). 📎 Read the Court Decision June 10, 2026 – Axel Merk resigns as COO of ASA Gold and Precious Metals Ltd. Axel Merk notified the Board of ASA Gold and Precious Metals Ltd. of his resignation in his capacity of Chief Operating Officer, effective immediately. His resignation does not affect his role as President and Chief Investment Officer of Merk Investments LLC, manager of ASA via a separate investment advisory agreement that currently is extended through June 30, 2026. Merk stated that he could no longer serve as a Sarbanes-Oxley certifying officer after being excluded from discussions affecting the June 30 adviser transition, which he believes creates a serious risk of breakdown in ASA's internal controls. On June 11, 2026, ASA's Board issued a press release announcing Mr. Merk's resignation as COO. Please see here for a correction of misleading statements in that press release. 📎 Read Mr. Merk's Press Release

📎 Read Mr. Merk's response "correcting the record" to ASA's press release on Mr. Merk's resignation Register your potential interest in a future Merk-managed mining strategy, so you don't miss out: saveasa.com/register * The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy. As of this writing, ASA's Board has not announced how it will proceed. On June 30, 2026, Merk concluded its management of ASA after the Saba- controlled Board terminated Merk's advisory agreement. Certain Fund directors, including a Saba partner, have assumed responsibility for ASA's management. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He serves as President and Chief Investment Officer of Merk Investments LLC, which served as the Fund's investment adviser until June 30, 2026. He also resigned as Chief Operating Officer of ASA in June 2026. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. ("ASA" or the "Fund"). concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. ASA is a non-diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller-sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed-end funds like ASA frequently trade at a discount to net asset value. This website may include forward-looking statements that reflect the current expectations, estimates, beliefs, assumptions, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward-looking statements can often be identified by words such as "believe," "expect," "intend," "may," "will," "should," or similar expressions including the negatives thereof, other variations or comparable terms. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Certain links may direct users to third-party websites or filings with the U.S. Securities and Exchange Commission ("SEC"). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third-party sources, and no obligation exists to provide updated information if it subsequently becomes incorrect in the future.